Exhibit 99.8
CONSENT OF FREDERIK REIDEL
The undersigned hereby consents to (i) the inclusion in this Current Report on Form 6-K of Lithium Argentina AG (the “Company”) of the references to the undersigned’s involvement in the preparation and review of the scientific and technical information, contained in the Company’s Management’s Discussion and Analysis for the three and six months ended June 30, 2026 (the “Technical Information”) being filed with the United States Securities and Exchange Commission (the “SEC”) under cover of Form 6-K; and (ii) the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company’s Registration Statements (File No. 333-238142, File No. 333-227816, and File No. 333-282163) on Form S-8, and any amendments thereto, filed with the SEC.

Date: August 11, 2026

/s/Frederik Reidel
Frederik Reidel, CPG